FORM 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

SOUTH SEAS PROPERTIES COMPANY LIMITED PARTNERSHIP
(Exact name of Registrant as specified in its Charter)

FLORIDA
333-264
59-2541464
(State or other
jurisdiction
of incorporation)
(Commission
File Number)
(IRS Employer
Identification No.)

	12800 UNIVERSITY DRIVE, FORT MYERS, FLORIDA        33097
	(Address of principal executive offices)         (Zip Code)

Registrant's telephone number, including area code:  (941)
481-5600

10% Subordinated Notes Due April 15, 2003
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)	[  ]	Rule 12h-3(b)(1)(ii)	[  ]
	Rule 12g-4(a)(1)(ii)	[  ]	Rule 12h-3(b)(2)(i)	[  ]
	Rule 12g-4(a)2)(i)	[  ]	Rule 12h-3(b)(2)(ii)	[  ]
	Rule 12g-4(a)(2)(ii)	[  ]	Rule 15d-6		[  ]
	Rule 12h-3(b)(1)(i)	[X]

	Approximate number of holders of record as of the
certification or notice date:  30

Pursuant to the requirements of the Securities Exchange Act of 1934, South Seas Property Company Limited Partnership has caused this certification/notice to be signed on it behalf by a duly authorized person.


Date:	October 1, 1998		By:
	Robert M. Taylor
	Chairman of T&T Resorts, L.C.,
	General Partner
	 of South Seas Properties Company
	 Limited Partnership